SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                    874054109
                                 (CUSIP Number)


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 874054109                  13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Anglo American Security Fund, L.P.


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            671,638
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             671,638
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       671,638

--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       6.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

CUSIP No. 874054109                  13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Oliver R. Grace, Jr.


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            781,338
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             781,338
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       781,338

--------------------------------------------------------------------------------
  10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       7.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON


       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               TAKE-TWO INTERACTIVE SOFTWARE, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               575 Broadway
               New York, NY 10012

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Oliver R. Grace, Jr. and Anglo American Security Fund, L.P. (each a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Oliver R. Grace, Jr.
               c/o Anglo American Security Fund, L.P.
               55 Brookville Road
               Glen Head, New York 11545

Item 2(c).     Citizenship:

               Mr. Grace is a United States citizen. Anglo American Security Fund, L.P. is a partnership organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               874054109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) - (h):  Not applicable.

Item 4.        Ownership:

               (a) Amount Beneficially Owned: Includes (i) 611,292 shares of Common Stock owned of record by Anglo American Security Fund, L.P., of which Mr. Grace is a general partner, (ii) 83,148 shares of Common Stock owned of record by Field Nominees, Ltd., (iii) 42,386 shares of Common Stock issuable upon the exercise of warrants owned by Anglo American Security Fund, L.P., (iv) 17,600 shares of Common Stock issuable upon the exercise of options owned by Anglo American Security Fund, L.P., (v) 20,787 shares of Common Stock issuable upon the exercise of options owned by Mr. Grace and (vi) 5,765 shares of Common Stock issuable upon

                                Page 4 of 6 Pages
               the exercise of warrants owned by Field Nominees, Ltd. Mr. Grace disclaims beneficial ownership of the securities held by Field Nominees, Ltd.

               (b)  Percent of Class:  7.9%


               (c) Number of shares as to which such person has sole power to vote or to direct the vote; shared power to vote or to direct the vote; sole power to dispose or to direct the disposition; or shared power to dispose or to direct the disposition: See pages 2 and 3.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.

                                   Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998



                                   /s/ Oliver R. Grace, Jr.
                                   ---------------------------------------
                                       Oliver R. Grace, Jr.



                                   ---------------------------------------
                                   Anglo American Security Fund, L.P.




                                   By:  /s/ Anglo American Security Fund, L.P.
                                        ---------------------------------------



                                          Page 6 of 6 Pages